FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga approved in Japan for chronic heart failure

30 November 2020 07:00 GMT

Forxiga approved in Japan for chronic heart failure

Forxiga is the first SGLT2 inhibitor approved in Japan for chronic heart failure with reduced ejection fraction in adult patients with and without type-2 diabetes

AstraZeneca's Forxiga (dapagliflozin) has been approved in Japan for the treatment of patients with chronic heart failure (HF) who are receiving standard of care.

HF is a life-threatening chronic disease that prevents the heart from pumping sufficient levels of blood around the body. It affects approximately 64 million people worldwide, at least half of whom have a reduced ejection fraction.1-3 This occurs when the left ventricle muscle is not able to contract adequately and therefore expels less oxygen-rich blood into the body.4-6

The approval by the Japanese Ministry of Health, Labour and Welfare (MHLW) was based on positive results from the landmark DAPA-HF Phase III trial published in The New England Journal of Medicine.7

Masafumi Kitakaze, Director of Hanwa Daini Senboku Hospital, Guest Professor of the Graduate School of Medicine, University of Osaka and Investigator of the DAPA-HF Phase III trial in Japan, said: "Heart failure is a condition affecting 1.3 million people in Japan. Many patients have considerably reduced heart function, such as left ventricular reduced ejection fraction. Approximately half of patients will die within five years of diagnosis, which is worse than some cancers. With no known cure except for heart transplant, a new effective treatment option on top of the current standard of care may offer hope for people struggling with this disease and a new tool for cardiologists."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Forxiga's efficacy in reducing the risk of cardiovascular death or worsening of heart failure events could result in life-saving benefits for many heart failure patients in Japan. Today's approval will shift the way we manage the disease by providing a treatment option that is urgently needed to improve outcomes and symptoms for these patients."

Forxiga is the first sodium-glucose co-transporter 2 (SGLT2) inhibitor to have shown a statistically significant reduction in the risk of the composite of cardiovascular (CV) death or worsening of HF events, including hospitalisation for HF (hHF). The DAPA-HF Phase III trial demonstrated that Forxiga, in addition to standard of care, reduced the risk of the composite outcome versus placebo by 26% and both components of the primary composite endpoint contributed benefit to the overall effect.

In the DAPA-HF Phase III trial, the safety profile of Forxiga was consistent with the well-established safety profile of the medicine. During the trial, one CV death or hHF or an urgent visit resulting in intravenous therapy associated with HF could be avoided for every 21 patients treated.

Forxiga (known as Farxiga in the US) is approved in the US, Europe, and several other countries around the world for the treatment of patients with HF with reduced ejection fraction (HFrEF).

Forxiga is advancing cardiorenal prevention as science continues to identify the underlying links between the heart, kidneys and pancreas. DAPA-HF is part of DapaCare, a robust clinical trial programme to assess the potential CV and renal benefits of Forxiga. The programme has also explored the treatment of patients with chronic kidney disease (CKD) in the ground-breaking DAPA-CKD Phase III trial. Additionally, Forxiga is currently being tested for HF patients with preserved ejection fraction (HFpEF) in the DELIVER Phase III trial with data readout anticipated in the second half of 2021.

In 2013, AstraZeneca K.K. (AZKK), a subsidiary in Japan of AstraZeneca, entered into an agreement with Ono Pharmaceutical for Forxiga. Based on this agreement, Ono is responsible for distribution and marketing of Forxiga tablets in Japan and has been co-promoting it with AZKK for the treatment of T2D and type-1 diabetes. Both companies will co-promote for the treatment of chronic heart failure.

Heart failure
HF affects approximately 64 million people worldwide (at least half of whom have a reduced ejection fraction), including 1.3 million in Japan, 15 million in the EU and six million in the US.2-3,8,9 It is a chronic disease where half of patients will die within five years of diagnosis.10 HFrEF and HFpEF are the two main categories of HF related to ejection fraction, a measurement of the percentage of blood leaving the heart each time it contracts.7 HFrEF occurs when the left ventricle muscle is not able to contract adequately and therefore, expels less oxygen-rich blood into the body.5,6 HF remains as fatal as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancer).11 It is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.12

DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) is an international, multi-centre, parallel-group, randomised, double-blinded trial in 4,744 patients with HFrEF (LVEF ≤ 40%), with and without T2D, designed to evaluate the effect of Forxiga 10mg, compared with placebo, given once daily in addition to standard of care. The primary composite endpoint was time to the first occurrence of a worsening heart failure event (hospitalisation or equivalent event, i.e. an urgent heart failure visit), or CV death. The median duration of follow-up was 18.2 months.

Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction.

Forxiga has been evaluated in patients with CKD in the Phase III DAPA-CKD trial, with the full results announced in August 2020 demonstrating that Forxiga met all primary and secondary endpoints, providing overwhelming efficacy. Forxiga is currently being tested for patients with HF in the DELIVER (HF with preserved ejection fraction, HFpEF) and DETERMINE (HFrEF and HFpEF) Phase III trials. Forxiga will also be tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI trial - a first of its kind, indication-seeking registry-based randomised controlled trial. Forxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Mayo Clinic. Heart failure; 29 May 2020 [cited 21 October 2020]. Available from: URL: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
2.   Vos T et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. The Lancet 2017; 390(10100):1211-59.
3.   Travessa AMR, Menezes Falcão LF de. Treatment of Heart Failure With Reduced Ejection Fraction-Recent Developments. Am J Ther 2016; 23(2):e531-49.
4.   American Heart Association. Ejection Fraction Heart Failure Measurement; 2017 [cited 2 Nov 2020]. Available from: URL: https://www.heart.org/en/health-topics/heart-failure/diagnosing-heart-failure/ejection-fraction-heart-failure-measurement.
5.   Ponikowski P et al. 2016 ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure: The Task Force for the diagnosis and treatment of acute and chronic heart failure of the European Society of Cardiology (ESC) Developed with the special contribution of the Heart Failure Association (HFA) of the ESC. Eur Heart J 2016; 37(27):2129-200.
6.   National Guideline Centre (UK). Chronic Heart Failure in Adults: Diagnosis and Management. London: National Institute for Health and Care Excellence (UK); 2018 Sep. (NICE Guideline, No. 106.) 13, Glossary.
7.   McMurray JJV et al. Dapagliflozin in Patients with Heart Failure and Reduced Ejection Fraction. N Engl J Med 2019.
8.   AstraZeneca. Data on File. November 2020.
9.  Dickstein K, et al. ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure 2008: the Task Force for the Diagnosis and Treatment of Acute and Chronic Heart Failure 2008 of the European Society of Cardiology. Developed in collaboration with the Heart Failure Association of the ESC (HFA) and endorsed by the European Society of Intensive Care Medicine (ESICM). Eur Heart J 2008; 29:2388-2442.
10.  Mozaffarian D et al. Circulation. 26 January 2016;133(4):e38-360 and the CDC: https://www.cdc.gov/dhdsp/data_statistics/fact_sheets/fs_heart_failure.htm.
11.  Mamas MA et al. Do patients have worse outcomes in heart failure than in cancer? A primary care-based cohort study with 10-year follow-up in Scotland. Eur J Heart Fail 2017; 19(9):1095-104.
12.  Azad N, Lemay G. Management of chronic heart failure in the older population. J Geriatr Cardiol 2014; 11(4):329-37.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 November 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary